Response to Sub-Item 77D to Form N-SAR for The Crowley Portfolio Group, Inc. (the "Registrant" or "Fund"):

     Description of any material change which has occurred in the investment policy of the Registrant with respect to each of the following matters that has not been approved by shareholders.

     (a) The type of securities (e.g., bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets in which it may be invested in each type of security.

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     The Board of Directors  approved of a change in the investment  policies of the Fund, based on the recommendation of the Fund's investment advisor, Crowley & Crowley Corp. (the "Advisor"). On May 8, 1998, a supplement to the Fund's Prospectus was filed pursuant to Rule 497(e).

     Each of the Portfolios may now each invest up to 35% of their respective net assets in fixed-income securities that are rated medium investment-grade or lower by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corp. ("S & P") or are judged to be of comparable quality by the Advisor. Previously, only up to 5% of each Portfolio's assets could be invested in medium investment-grade fixed income securities. Medium investment-grade is defined as a rating of Baa or lower as determined by Moody's or BBB or lower by S&P. The Portfolios intend to invest in such securities in order to take advantage of additional investment opportunities that come to the attention of the Advisor from time to time. Any additional investments in fixed-income securities must be rated A or better by Moody's and S&P, or deemed to be of comparable quality, which means they are high investment-grade or better. Fixed-income securities that are rated Baa by Moody's or BBB by S&P or, if unrated, are of comparable quality, have speculative characteristics.

     The Portfolios will not invest in fixed-income securities which are rated lower than C by S&P, Ca by Moody's or similarly by another rating agency, or, if uncrated, are considered to be of a lower quality than such ratings. However, the Portfolios may retain a fixed-income security whose rating drops below the minimal acceptable rating after being purchased.